

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2012

Via E-mail
Mr. John Botdorf, Chief Financial Officer
ZenVault Medical Corporation
450 East Happy Canyon Road
Castle Rock, Colorado 80108

> **Re: ZenVault Medical Corporation**
> **Amendment No. 9 to Offering Statement on Form 1-A**
> **Filed June 1, 2012**
> **File No. 024-10291**

Dear Mr. Botdorf:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 9 to Form 1-A, filed on June 1, 2012

Part II – Offering Circular

Use of Proceeds, page 32

1. We note your revised disclosure in response to comment one of our letter dated May 31, 2012 and we partially reissue the comment as it remains unclear how you calculate the payment to Z9 Services Group at the $750,000 net proceeds level. Based on your disclosure, we calculate this amount to be $377,500. If it is calculated by simply dividing the net proceeds amount by two, this calculation is inconsistent with your disclosure throughout the offering circular. Please revise or advise. Finally, we are unable to locate disclosure that clarifies how offering costs are calculated at the different levels of proceeds.

Illustration 2, page 81

2. Please explain how you calculated that the dividend of 10% per year was $5,000 per year when the total purchase price was only $1,000. In addition, it is unclear how the $1,000 purchase price resulted in a 50% premium of $25,000. Please revise the disclosure in this example accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director